File Number 082-02819

03032377

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

23 September 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released earlier today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Encl.

PROCESSING
RECEIVED
SEP 30 2003
SEC MAIL SECTION
155
WASH., D.C.

dlw 10/1

Severn Trent Plc has been informed that Ordinary Shares of $65^{5/19}$p, under the Severn Trent Plc Share Incentive Plan, have been purchased and allocated to the following directors.

Name of Director	No. of Shares held in trust
J K Banyard	36
B Duckworth	36
A S Perelman	36
R M Walker	36

The date of the allocation was 1 August 2003 and the shares were purchased at a price of £6.765. The shares will be held in trust for a minimum period of 3 years.

www.severntrent.com